

August 8, 2011

<u>Via E-mail</u>
Mr. Timothy B. Page
CAI International, Inc.
Steuart Tower
1 Market Plaza, Suite 900
San Francisco, CA 94105

> **Re:** **CAI International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 1-33388**

Dear Mr. Page:

We have reviewed your response letter dated August 5, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Results of Operations, page 33</u>

1. We note your response to our prior comment two. However, we continue to believe that the disclosures you intend to include in future filings should be further revised to better quantify the impact of various factors on your results. For example, we note in your response that you experienced a 19.9% increase in the average size of your owned fleet from December 31, 2009 to December 31, 2010. It is unclear how much this increase in the average size of your owned fleet contributed to the $11.1 million increase in revenue. Therefore, please revise future filings to further quantify the impact of the underlying factors on your results, where practicable.

Mr. Timothy B. Page
CAI International, Inc.
August 8, 2011
Page 2

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant Chief Accountant